Exhibit 99.4

Skeena Resources Limited
(“Skeena”)

Request for Financial Statements

2023

In accordance with National Instrument 51-102 – Continuous Disclosure Obligations, registered and beneficial shareholders may elect annually to receive a copy of Skeena’s annual financial statements and corresponding management discussion and analysis (“MD&A”) or interim financial statements and the corresponding MD&A, or both.

If you wish to receive these documents by mail, please return this completed form to:

Skeena Resources Limited

Suite 650-1021 West Hastings Street

Vancouver, BC V6E 0C3

By fax: (604) 558-7695

Rather than receiving the financial statements and MD&A by mail, you may choose to view these documents on the SEDAR website at www.sedar.com.

I HEREBY CERTIFY that I am a registered and/or beneficial holder of Skeena, and as such, request that my name be placed on Skeena’s Mailing List in respect to its annual and/or interim financial statements and the corresponding MD&A for the current financial year.

Please send me:	☐ Annual Financial Statements with MD&A

☐ Interim Financial Statements with MD&A

PLEASE PRINT

FIRST NAME		LAST NAME

ADDRESS

CITY	PROVINCE/ STATE	POSTAL / ZIP CODE

COUNTRY

SIGNED:

(Signature of Shareholder)